UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum
Thrift Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Marathon Petroleum
Thrift Plan
Index
December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2014	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14-29

Note: Other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	30

Exhibit 23.1	31

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
the Marathon Petroleum Thrift Plan
We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 26, 2015

Marathon Petroleum
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$2,038,826,079	$1,910,366,682
Receivable:
Notes receivable from participants	48,526,824	42,611,791
Investment income	3,924,573	8,554,908
	52,451,397	51,166,699
Net Assets, at fair value	2,091,277,476	1,961,533,381
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,029,439)	(6,279,574)
Net Assets Available for Benefits	$2,085,248,037	$1,955,253,807
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$59,702,705
Interest	6,040,255
Dividends	32,255,744
97,998,704

Interest income from notes receivable from participants	1,466,332

Contributions:
Participants	118,540,617
Employer	72,203,844
Rollovers and direct plan transfers	75,765,883
266,510,344
Total additions	365,975,380

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	234,614,012
Plan expenses	1,367,138
Total deductions	235,981,150

Net increase	129,994,230

Net assets available for benefits:
Beginning of year	1,955,253,807
End of year	$2,085,248,037

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

1.	Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution thrift savings plan. The Plan generally covers regular and casual employees of Marathon Petroleum Company LP (the “Company”) and other participating employers if such employees also participate in the Company’s Retirement Plan. Effective January 1, 2014, the eligibility requirements of the Plan were amended to remove the age and service requirements. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions and Roth 401(k) catch-up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax, pre-tax, and Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of “highly compensated employees” are subject to additional limitations pursuant to the Plan’s provisions and Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $260,000 for 2014, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan administrator.
To the extent that the Company has accumulated earnings and profits, the Company matches on a dollar for dollar basis each participant’s after-tax, Roth 401(k), or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant’s qualified gross pay for each pay period.
Valuation of Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company as then in effect; upon the death of an active participant; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon termination or partial termination of the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In general, the participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants, subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $148,000 for the year ended December 31, 2014 was used to reduce employer matching contributions made to the Plan. As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $26,980 and $79,427, respectively.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds which are made available through the Plan.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants’ account are charged or credited to the participants’ account by Fidelity Management Trust Company (“Fidelity”, the “Trustee”).
The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2014 in connection with the Fund was $1,271,323.

3.	Recently Issued Accounting Standards
In May 2015, the FASB issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan’s financial statements.

4.	Fair Value Measurements
The FASB Accounting Standards codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date;

•
Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, adjusted to contract value for the benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2014 and 2013.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Pyramis Core Lifecycle (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055) Commingled Pools, the Low Price Commingled Pool, the Growth Commingled Pool, and the Contrafund Commingled Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.

Synthetic Investment Contracts (“SICS”) - A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SICs value. The underlying assets which are primarily invested in benefit-responsive investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments are determined based on the market values of the contracts’ underlying securities plus any accrued income. Contract value represents contributions made to the fund, plus earnings, less withdrawals and transfers from the fund and administrative expenses. Wrap contracts are fair valued using a replacement cost methodology. This investment, with the exception of cash and equivalent investments, stated at cost which approximates fair value, is considered Level 2.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$356,589,537	—	—	$356,589,537
Growth	61,831,199	—	—	61,831,199
International-Stk	28,697,873	—	—	28,697,873
Other*	72,232,504	—	—	72,232,504
Taxable Bond	167,891,263	—	—	167,891,263
Value	61,802,386	—	—	61,802,386
Money Market **	36,329,320	—	—	36,329,320
Common/collective trusts	—	611,124,353	—	611,124,353
MPC Common stock	168,936,259	—	—	168,936,259
MOC Common Stock	38,515,794	—	—	38,515,794
Other - SICs	9,084,543	425,791,048	—	434,875,591
Total assets at fair value	$1,001,910,678	$1,036,915,401	$—	$2,038,826,079

*	Includes Self-Directed Brokerage Accounts

**	Includes interest-bearing cash

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$408,178,468	—	—	$408,178,468
Growth	218,694,031	—	—	218,694,031
International-Stk	27,174,659	—	—	27,174,659
Other*	104,533,276	—	—	104,533,276
Taxable Bond	144,431,448	—	—	144,431,448
Value	27,804,517	—	—	27,804,517
Money Market**	31,244,268	—	—	31,244,268
Common/collective trusts	—	274,046,356	—	274,046,356
MPC Common stock	158,546,689	—	—	158,546,689
MOC Common Stock	58,334,489	—	—	58,334,489
Other - SICs	21,741,720	435,636,761	—	457,378,481
Total assets at fair value	$1,200,683,565	$709,683,117	$—	$1,910,366,682

*	Includes Self-Directed Brokerage Accounts

**	Includes interest-bearing cash

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

5.	Investments
The following presents individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

5% Reportable Investments:	2014	2013
Marathon Petroleum Corporation Common Stock	$168,936,259	$158,546,689
Spartan 500 Index Institutional	183,155,724	144,116,766
Vanguard Total Bond Market	104,603,669	82,854,855

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $59,702,705 as follows:

Mutual funds	$32,465,524
Common/ Collective Trusts	23,183,800
Marathon Oil Corporation Common stock	(9,509,108)
Marathon Petroleum Corporation Common Stock	13,562,489
$59,702,705

6.	Stable Value Fund
At December 31, 2014 and 2013 the Plan held SICs of $419,761,609 and $429,357,187, respectively, recorded at contract value. The remaining assets of $9,084,543 and $21,741,720 held by the Fund at December 31, 2014 and 2013, respectively, are invested in cash equivalents and stated at amortized cost which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the fund at contract value.
The following presents the fair value, adjustment to contract value, and the major credit rating of each individual wrap contract held within the Fund at December 31, 2014 and 2013:

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

December 31, 2014	Fair Value	Adjustment to Contract Value	S&P Credit Rating
State Street Bank & Trust Boston Wrapper Contract 111013	82,869,157	(1,173,473)	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	62,539,262	(885,591)	A+
American General Life Wrapper Contract 1627813	58,576,677	(829,479)	A+
Bank of Tokyo - Mitsubishi Wrapper Contract FID-MARPET12-1	59,312,714	(839,901)	A+
Prudential Insurance Co America Wrapper Contract 062473001	82,832,963	(1,172,961)	AA-
Nationwide Life Insurance Wrapper Contract FID_MAP_IP_1013	79,660,275	(1,128,034)	A+
	$425,791,048	$(6,029,439)
December 31, 2013
State Street Bank & Trust Boston Wrapper Contract 111013	92,171,628	(1,328,627)	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	69,559,603	(1,002,681)	A+
American General Life Wrapper Contract 1627813	65,152,199	(939,150)	A+
Bank of Tokyo - Mitsubishi Wrapper Contract FID-MARPET12-1	65,970,860	(950,950)	A+
Prudential Insurance Co America Wrapper Contract 062473001	64,242,980	(926,043)	AA-
Nationwide Life Insurance Wrapper Contract FID_MAP_IP_1013	78,539,491	(1,132,123)	A+
	$435,636,761	$(6,279,574)

As of December 31, 2014 and 2013, the Fund’s average yield was 1.41 percent and 1.39, respectively. As of December 31, 2014 and 2013, the Fund’s crediting rate was 1.56 percent and 1.31 percent, respectively. Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan administrator believes the occurrence of these types of events is not probable at this time.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per the Form 5500:

	Period Ended December 31, 2014	Period Ended December 31, 2013
Net assets available per the financial statements	$2,085,248,037	$1,955,253,807
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,029,439	6,279,574
Net assets per the Form 5500	$2,091,277,476	$1,961,533,381
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2014:

2014
Increase in net assets available for benefits per the financial statements	$129,994,230
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
Prior-year adjustment	(6,279,574)
Current year adjustment	6,029,439
Net income per the Form 5500	$129,744,095

8.	Party-in-Interest Transactions
Transactions involving shares of Marathon Petroleum Corporation common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from Marathon Petroleum Corporation. During 2014, all shares of Marathon Petroleum Corporation stock were purchased on the open market.
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2014 and 2013

9.	Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10.	Tax Status

The Plan, as designed in 2011, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated August 21, 2014 indicating that the Plan is a tax qualified plan in form under Section 401(a) of the Code. The Plan has been amended since its 2011 design. However, the Plan administrator and the Plan’s tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for the years prior to 2011.

11.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
*	Marathon Petroleum Company	Common Stock - 1,871,663 shares	$168,936,259
*	Marathon Oil Corporation	Common Stock - 1,361,463 shares	38,515,794

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 1,530,298 shares	$16,083,428
*	Fidelity Retirement Govt. Money Market	Investment Company - 27,098,696 shares	27,098,696
*	Fidelity Mid Cap Value Fund	Investment Company - 1,182,025 shares	29,101,457
	Spartan Extended Market Index Advtg	Investment Company - 1,317,783 shares	72,715,267
*	Fidelity International Discovery K	Investment Company - 455,833 shares	17,271,529
	Spartan 500 Index Institutional	Investment Company - 2,513,804 shares	183,155,724
	Spartan International Index Inst	Investment Company - 2,706,033 shares	100,718,546
*	Fidelity Low-Priced Stock Pool	Investment Company - 6,949,089 shares	75,050,157
*	Fidelity Growth Company Pool	Investment Company - 7,977,514 shares	95,650,394
*	Fidelity Contafund Pool	Investment Company - 8,276,996 shares	90,467,564
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company - 508,677 shares	7,131,652
*	Pyramis Core Lifecycle Income Commingled	Investment Company - 389,900 shares	4,764,582
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 214,751 shares	2,746,660
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 363,028 shares	4,937,183
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,605,666 shares	21,756,768
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 4,789,377 shares	63,123,994
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 4,823,448 shares	65,550,653
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 4,311,067 shares	56,604,309
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 3,095,061 shares	41,411,918
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 2,613,271 shares	34,495,176
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 2,119,730 shares	28,128,821
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 1,477,010 shares	19,304,522
	Columbia Acorn International Z	Investment Company - 394,364 shares	16,456,804
	Dodge and Cox Income	Investment Company - 3,425,556 shares	47,204,166
	Morgan Stanley Mid Cap Growth	Investment Company - 438,211 shares	17,239,205
	Vanguard Value Index Inst	Investment Company - 571,269 shares	18,817,589
	Vanguard Small Value Index	Investment Company - 546,803 shares	13,883,340
	DFA Emerging Markets Value	Investment Company - 1,114,480 shares	28,697,873
	Vanguard Total Bond Market	Investment Company - 9,623,153 shares	104,603,669
	Kalmar Growth with Value Small Cap	Investment Company - 550,616 shares	10,863,661

*	Indicates party-in-interest.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-11; 1.65%
	Total Contract Value/Fair Market Value		62,539,262	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013; 1.68%
	Total Contract Value/Fair Market Value		82,869,157	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813; 1.65%
	Total Contract Value/Fair Market Value		58,576,677	***
	Bank of Tokyo - Mitsubishi	Actively Managed Global Wrap**
	Wrapper Contract FID-MARPETR12-1; 1.65%
	Total Contract Value/Fair Market Value		59,312,714	***
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001; 1.70%
	Total Contract Value/Fair Market Value		82,832,963	***
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013; 1.67%
	Total Contract Value/Fair Market Value		79,660,275	***
*	Fidelity Management Trust Company Variable interest rate - 1.87% as of 12/31/14	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	9,084,543

	Brokerage Link	Self-Directed Brokerage Accounts	81,463,128

*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/15 - 12/31/19	Loans to Plan Participants	48,526,824
	Totals		$2,087,352,903

*	Indicates party-in-interest.

**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 16 thru 29 list the fair value of each underlying investment of the SICs’. Each SIC owns approximately 14 to 20 percent interest in the total fair value of the Fund.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	CASH		$23,060,714
	ABB FIN USA INC 1.625% 5/08/17	Actively Managed Global Wrap Underlying Investments	164,943
	ALLYA 2013-1 A3 .63% 5/15/17		457,376
	ALLYL 2014-SN1 A3 .75% 02/17		553,156
	AMERICAN EX CRD 2.125% 3/18/19		1,848,878
	AMXCA 2013-3 A .98% 05/19		784,071
	AMXCA 2014-2 A 1.26% 1/20		868,403
	AMXCA 2014-3 A 1.49% 04/20		1,607,682
	AMXCA 2014-4 A 1.43% 06/20		1,078,580
	AMERICAN INTL GROUP 2.3% 7/19		201,300
	AMPHENOL CORP 3.125% 09/15/21		146,722
	ANGLO AMER CAP 4.125 4/21 144A		906,813
	AB INBEV FIN 2.15% 2/1/19		891,431
	APPLE INC 1% 5/3/18		1,608,826
	APPLE INC 2.85% 5/6/21		698,573
	AUSTRALIA & NZ 1.875% 10/06/17		468,266
	AUSTRALIA & NZ 1.45% 5/15/18		430,225
	AUST & NZ BKG NY 2.25% 6/13/19		905,324
	BP CAP MKTS PLC 2.521% 1/20		705,623
	BNP PARIBA 2.45% 03/17/19		459,185
	BPCE SA 1.625% 2/10/17		685,742
	BMWLT 2014-1 A3 .73% 02/17		679,530
	BACM 2006-4 A4 5.634 7/46		437,446
	BACM 2006-4 A1A CSTR 7/46		794,752
	BANK AMER NA 1.25% 02/14/17		714,793
	BANK AMER FDG CRP 2.6% 1/15/19		2,486,187
	BANK AMERICA CORP 2.65% 4/1/19		1,069,728

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	BAAT 2012-1 A4 1.03 12/16	Actively Managed Global Wrap Underlying Investments	$461,276
	BANK OF MONTREL 2.375% 1/25/19		433,459
	BANK NOVA SCOTIA 2.8% 07/21/21		415,273
	BANK T-M UFJ 2.35% 9/8/19 144A		1,951,424
	BARCLAYS PLC 2.75% 11/8/19		344,236
	BARCLAYS BNK PLC 2.5% 02/20/19		306,715
	BAYER US FIN2.375% 10/19 144 A		306,871
	BAYER US FIN 3% 10/8/21 144A		225,340
	BSCMS 2005-T18 A4 4.933% 2/42		110,977
	BSCMS 2005-PWR8 A4 4.674 6/41		336,730
	BSCMS 2006-T22 A1A CSTR 4/38		696,162
	BSCMS 2006-PW12 A1A CSTR 9/38		544,963
	BSCMS 2006-PW13 A1A 5.533 9/41		700,910
	BSCMS 2006-PW14 A1A 5.189		351,139
	BECTON DICKINSO 1.8% 12/15/17		614,794
	BERKSHIRE ENG 2.4% 2/1/20 144A		668,289
	BIOMED RLTY LP 2.625% 05/01/19		237,829
	BMWOT 2014-A A3 0.97% 11/18		1,458,653
	BOSTON PT LTD MTN 5.875% 10/19		279,037
	BRITISH TELECOM PLC 2.35% 2/19		1,380,285
	CD 2005-CD1 A4 CSTR 7/44		257,918
	CD 06-CD2 A1B CSTR 1/46		1,086,643
	CD 2007-CD5 A1A 5.8% 11/44		778,464
	COMM 2012-CR5 A1 0.673% 12/45		225,861
	COMM 2012-CR1 A1 1.116% 5/45		7,804
	COMM 2012-CR1 A2 2.35% 5/45		345,846
	COMM 2012-CR2 A1 .824% 08/45		109,327

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	COMM 2013-CR9 A1 1.3440% 7/45	Actively Managed Global Wrap Underlying Investments	$142,688
	COMM 2014-CR17 A2 3.012% 05/47		674,099
	COMM 2014-CR18 A2 2.924% 07/47		504,226
	CAPITAL ONE FIN 2.45% 04/24/19		360,817
	COMET 2013-A1 A1 .63% 11/18		2,357,804
	COMET 2013-A3 A3 .96% 9/19		1,215,030
	COMET 2014-A2 A2 1.26% 01/20		1,283,154
	COMET 2014-A5 A 1.48% 07/20		1,271,121
	CAPITAL ONE BK USA 2.3% 6/5/19		1,123,119
	CARMX 2013-3 A3 .97% 11/15/16		416,054
	CARMX 2014-3 A3 1.16% 06/19		518,313
	CARMX 2014-4 A3 1.25% 11/19		416,088
	CHAIT 2013-A8 A8 1.01% 10/18		850,365
	CHAIT 2014-A1 A 1.15% 01/19		2,200,044
	CHAIT 2014-A7 A 1.38% 11/19		1,078,364
	CHEVRON CORP NE 1.104% 12/5/17		871,350
	CHEVRON CORP 0.889% 06/24/16		190,566
	CISCO SYSTEMS INC 2.125% 3/19		682,957
	CITIGROUP 2.5% 09/26/18		1,527,422
	CITIGROUP INC 2.55% 04/08/19		2,318,525
	CCCIT 13-A3 A3 1.11% 7/23/18		685,191
	CCCIT 2013-A6 A6 1.32% 09/18		1,027,899
	CCCIT 2013-A10 A10 .73% 02/18		853,636
	CCCIT 2014 A2 1.02% 02/19		899,829
	CCCIT 2014-A4 A4 1.23% 04/19		896,647
	CCCIT 2014-A8 A8 1.73% 04/20		875,298
	CGCMT 2006-C5 A4 5.431 10/49		404,110

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	CGCMT 2006-C5 A1A 5.425 10/49	Actively Managed Global Wrap Underlying Investments	$974,944
	CGCMT 13-GC11 A1 0.672% 12/17		240,166
	CITIZENS BANK NA 1.6% 12/04/17		897,052
	COLGATE-PALMOLIVE 0.9% 5/1/18		555,903
	COMM 06-C8 A4 5.306% 12/46		812,285
	COMM 2006-C8 A1A 5.292 12/46		711,002
	COMM 2006-C7 A4 CSTR 6/46		884,552
	COMM 2006-C7 A1A CSTR 6/46		796,463
	COMM 2013-LC6 A1 .7240% 1/46		181,259
	COMMONWLTH BK ASTL 1.125% 3/17		669,936
	COMMONWEALTH NY 2.25% 03/13/19		1,153,007
	COMMONWEALTH BK NY 1.4% 09/17		429,585
	COMMONWEALTH BK NY 2.3% 9/6/19		433,362
	RABOBANK NY BRH 2.25% 1/14/19		916,096
	CREDIT SUISSE NY 2.3% 5/19		820,321
	CREDIT SUISSE NY 3% 10/29/21		400,199
	DBUBS 2011-LC3A A1 2.238 8/44		40,664
	DAIMLER FIN 2.375% 8/18 144A		1,607,563
	DAIMLER FIN NA 2.25% 9/19 144A		417,493
	DEUTSCHE BANK AG 1.4% 2/13/17		677,253
	DEUTSCHE BANK AG 2.5% 2/13/19		1,701,342
	DEVON ENERGY CO 2.25% 12/15/18		907,630
	DCENT 2013-A2 A2 .69% 07/18		2,197,918
	DCENT 2013-A5 A5 1.04% 04/19		848,556
	DCENT 2014-A3 A3 1.22% 10/19		894,957
	DCENT 2014-A4 A4 2.12% 12/21		808,556
	DCENT 2014-A5 A 1.39% 04/20		1,457,853

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	ERP OPERATING LP 2.375% 7/19	Actively Managed Global Wrap Underlying Investments	$289,409
	ENTERPRISE PRD 2.55% 10/15/19		86,598
	ESSEX PORTFOLIO LP 5.5% 3/17WI		652,923
	FHLG 15YR 4.50% 8/18 #E98688		149,814
	FHLG 15YR 4.50% 9/18 #E99205		56,433
	FHLG 15YR 4.50% 10/18 #E99833		77,894
	FHLM ARM 3.53% 4/40 #1B4657		88,811
	FHLM ARM 3.58% 4/40 #1B4702		76,974
	FHLG 7.50% 7/34 #G02115		327,636
	FHLG 15YR 5.00% 3/19 #G13052		202,775
	FHLG 25YR 5.50% 7/35 #G05815		105,346
	FHLM ARM 4.941% 11/35 #1J1228		109,519
	FHLM ARM 3.717% 05/41#1B8124		61,771
	FHLM ARM 3.224% 4/41#1B8179		42,928
	FHLM ARM 3.464% 5/1/41#1B8304		46,279
	FHLM ARM 3.627% 6/1/41#1B8372		73,481
	FHLM ARM 3.283 6/1/41		53,094
	FHLM ARM 2.98% 8/41 #1B8533		148,689
	FHLM ARM 3.07% 9/41 #1B8608		83,123
	FHLM ARM 3.242% 9/1/41#1B8659		49,838
	FHLG 5.50% 3/34 #G01665		155,051
	FHLG 15YR 5.50% 4/18 #G11389		54,472
	FHLG 15YR 4.00% 9/25 #E02787		286,731
	FHLG 15YR 4.00% 4/26 #E02867		146,347
	FHLG 15YR 4.50% 11/18 #B10931		47,478
	FHLB 0.875% 05/24/17		1,539,121
	FHLM ARM 4.199% 8/36 #848185		55,662

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FHLM AR 12M+187.9 10/42#849255	Actively Managed Global Wrap Underlying Investments	$484,444
	FHLG 5.50% 5/34 #Z40042		1,192,666
	FNMA .875% 10/26/17		576,057
	FNMA .875% 2/8/18		521,846
	FNMA 1.75% 11/26/19		10,672,005
	FNR 2013-9 FA 1ML+35 03/42		889,408
	FNR 2011-88 AB 2.5% 9/26		133,264
	FNR 2012-15 FP 1ML+38 6/40		559,842
	FHR 2011-3938 BE 2% 10/21		477,198
	FHR 3943 EF 1ML+25 2/26		290,387
	FHR 3763 QA 4% 4/34		269,756
	FHR 3820 DA 4% 11/35		292,951
	FHR SER 4221 CLS GA 1.4% 7/23		970,287
	FHLMC 5.125% 11/17/17		2,196,571
	FHLMC 1.25% 5/12/17		842,826
	FHLMC 1% 9/29/17		1,076,562
	FHLMC .75% 1/12/18		912,087
	FHLMC 0.875% 02/22/17		2,374,367
	FNMA 15YR 7.00% 2/15 #253033		408
	FNMA 5.50% 11/34 #310105		842,460
	FNMA ARM 3.228% 7/41#AI3469		76,502
	FNMA ARM 3.01% 8/41 #AI4358		55,036
	FNMA ARM 3.545% 07/41#AI6050		78,376
	FNMA ARM 3.365% 10/41#AI6819		41,153
	FNMA ARM 3.37% 9/41 #AI8935		85,694
	FNMA ARM 09/41#AI9813		49,556
	FNMA ARM 10/41#AJ3399		16,642

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA ARM 2.74% 8/41 #AH5259	Actively Managed Global Wrap Underlying Investments	$282,140
	FNMA ARM 2.69% 9/41 #AH5260		245,966
	FNMA ARM 2.57% 10/41 #AH5261		171,513
	FNMA 15YR 3.50% 1/26 #AL1168		255,536
	FNMA 15YR 3.50% 3/27 #AL1746		963,409
	FNMA ARM 06/42#AO2244		63,606
	FNMA 6.50% 7/32 #545759		41,714
	FNMA 6.50% 7/32 #545762		21,249
	FNR 2003-74 PG 4.5% 8/18		90,099
	FNR 2005-90 FC 1ML+25 10/35		177,348
	FNR 2005-106 UF 1ML+30 11/35		171,779
	FHR 3117 JF 1ML+30 2/36		179,260
	FNR 2008-29 BG 4.7% 12/35		66,119
	FNR 2008-95 AD 4.5% 12/23		213,533
	FNR 2011-23 AB 2.75% 6/25/20		107,742
	FNR 2010-123 DL 3.5% 11/25		87,033
	FHR 3741 HD 3% 11/15/39		236,487
	FNR 2010-135 DE 2.25% 4/24		180,072
	FNR 2010-143 B 3.5% 12/25		154,176
	FNMA ARM 4.68% 11/34 #735011		80,154
	FNMA 6.50% 12/32 #735415		21,361
	FNMA 6.50% 7/35 #745092		22,480
	FNMA ARM 4.53% 12/34 #802852		74,523
	FNMA 6.50% 8/36 #888034		30,568
	FNMA 6.50% 8/36 #888544		126,463
	FNMA ARM 4.21% 5/35 #889946		135,019
	FNMA ARM 4.30% 2/35 #995017		154,670

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	FNMA ARM 4.53% 10/35 #995414	Actively Managed Global Wrap Underlying Investments	$130,435
	FNMA ARM 4.55% 10/35 #995415		541,587
	FNMA ARM 4.512% 12/36 #995606		152,038
	FNMA ARM 2.61% 4/35 #995609		51,093
	FNMA ARM 3.20% 1/40 #AC0599		131,646
	FNMA ARM 4.285% 7/33#AD0066		50,888
	FNMA 6.50% 12/35 #AD0723		145,723
	FNMA ARM 3.47% 3/40 #AD0820		83,432
	FNMA 6.50% 8/36 #AE0746		111,287
	FNMA ARM 11/40#AE6806		44,753
	FIFTH THIRD BAN 2.375% 4/25/19		504,454
	FIFTH THIRD BAN 2.875% 10/1/21		433,940
	FORDO 2014-A A4 1.29% 04/19		355,249
	FORDL 2014-A A3 .68% 04/17		447,729
	FORD MTR CR 2.875% 10/01/18		1,024,733
	GMACC 2004-C2 A4 5.301% 8/38		3,033
	GSMS 2012-GC6 A1 1.282% 1/45		53,740
	GSMS 2013-GC10 A1 .696% 2/46		51,515
	GSMS 2013-GC10 A2 1.84% 2/46		190,553
	GSMS 2013-GC12 A1 VAR 06/46		239,665
	GNMA 30YR 5.5% 06/35#783800		156,590
	GSMS 2006-GG6 A4 CSTR 4/38		863,802
	GSMS 2006-GG6 A1A CSTR 4/38		375,953
	GSMS 2006-GG8 A4 5.56% 11/39		1,177,387
	GSMS 2006-GG8 A1A 5.547 11/39		402,316
	GECMC 2005-C2 A4 CSTR 5/43		703,561
	GECMC 2006-C1 A4 CSTR 3/44		563,928

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	GECMC 2006-C1 A1A CSTR 3/44	Actively Managed Global Wrap Underlying Investments	$984,596
	GENERAL ELEC CO 3.375% 3/11/24		815,908
	GOLDMAN SACHS GRP 2.625% 1/19		1,061,870
	GSINC 2.9% 07/19/18		1,038,930
	GNR 2010-99 PT 3.5% 8/33		9,637
	GNR 2010-112 PM 3.25% 9/33		7,858
	CFGNR 2011-150 D 3% 4/37		42,010
	GNR 13-41 PA 2.5% 04/40		514,099
	HSBC USA INC 2.25% 06/23/19		659,320
	HAROT 2013-3 A3 0.77% 05/17		510,614
	HSBC BANK 3.1% 5/24/16 144A		866,009
	HUNTINGTON NATL BK 2.2% 4/1/19		679,606
	HART 2013-C A3 1.01% 02/18		230,764
	HART 2014-A A3 0.79% 07/18		1,001,088
	HART 2014-B A3 .90% 12/18		887,963
	HYUNDAI CAP AME 2.55 2/19 144A		510,256
	INGERSOLL-RND LX 2.625% 5/1/20		110,791
	INTERCONT EXCH 2.5% 10/15/18		301,932
	JPMC CO 1.625% 5/15/18		867,271
	JPMC CO 2.35% 01/28/19		1,087,667
	JPMCC 2005-LDP2 A3 4.697 7/42		1,119
	JPMCC 2006-LDP7 A4 CSTR 4/45		655,761
	JPMCC 2006-LDP7 A1A CSTR 4/45		610,393
	JPMCC 2006-CB16 A1A 5.546 5/45		1,016,035
	JPMCC 2007-LD11 A2 CSTR 6/49		5,546
	JPMCC 2012-C6 A2 2.2058% 5/45		418,335
	JPMCC 2013-C10 .7302% 12/15/47		186,789

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	JPMCC 13-LC11 A1 .7664% 04/46	Actively Managed Global Wrap Underlying Investments	$424,741
	JPMC CO 2.2% 10/22/19		1,129,999
	KEY BANK NA 2.5% 12/15/19		342,266
	KINDER MRGN INC 2% 12/01/17		163,317
	KINDER MORGAN IC 3.05% 12/1/19		314,425
	LBUBS 2006-C6 A4 5.372% 9/39		491,890
	LBUBS 2006-C6 A1A CSTR 9/39		930,131
	LBUBS 2006-C1 A4 5.156% 02/31		821,561
	LBUBS 2007-C7 A3 5.886% 9/45		1,151,959
	MARSH & MCLENNAN 2.35% 9/10/19		272,351
	MASSMUTUAL GLBL 2% 4/5/17 144A		446,290
	MASSMUTUAL GBL 2.1 8/2/18 144A		645,489
	MASSMUTUAL GLB 2.35% 4/19 144A		465,319
	MCKESSON CO 2.284% 03/15/2019		452,087
	MEDTRONIC PLC 2.5% 03/20 144A		903,673
	MBALT 2014-A A3 .68% 12/16		804,205
	MBART 2013-1 A3 0.78% 08/17		530,933
	MLMT 2005-CKI1 A1A CSTR 11/37		190,584
	MLMT 2006-C2 A1A CSTR 8/43		666,913
	MET LIFE GLBL 1.5 1/18 144A		600,536
	MET LIFE 1.875% 6/22/18 144A		373,539
	MET LIFE GLB 2.3% 4/10/19 144A		1,150,213
	MICROSOFT CORP .875% 11/15/17		135,798
	MITSUBISHI 2.45% 10/16/19 144A		622,982
	MLCFC 2006-3 A4 CSTR 7/46		1,599,459
	MIZUHO CORP 1.85% 3/21/18 144A		929,799
	MIZUHO BK LTD 2.45 4/19 144A		499,299

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	MONSANTO CO 2.75% 7/15/21	Actively Managed Global Wrap Underlying Investments	$158,657
	MSBAM 2014-C14 A2 2.916% 1/47		506,465
	MSC 2006-IQ11 A1A CSTR 10/42		713,671
	MORGAN STANLEY 2.5% 01/24/19		4,482,317
	MSC 2006-HQ9 A4 CSTR 7/44		552,616
	MSC 2007-IQ13 A1A 5.312% 3/44		281,381
	MSC 2007-T27 A1A CSTR 6/42		1,107,957
	MSBAM 2012-C5 A1 .916% 8/45		265,558
	MSBAM 2012-C5 A2 1.972% 8/45		739,214
	NEW YORK LIFE 1.3% 10/17 144A		1,196,759
	NALT 2014-A A3 .80% 02/17		490,846
	NAROT 2014-B A3 1.11% 05/19		644,063
	NORDEA BK AB 2.375% 4/4/19 144		456,552
	NORDEA BK AG .875% 5/16 144A		655,321
	NEF 2005-1 A5 4.74% 10/45		173,857
	ORACLE CORP 2.25% 10/8/19		637,769
	PG&E CORP 2.4% 03/01/19		66,628
	PNC BANK NA 2.4% 10/18/19		505,534
	PLAINS AM/PAA FIN 2.65% 12/19		573,906
	PRICOA GLBL F 1.6% 5/18 144A		646,998
	ROYAL BK CAN GL .85% 03/08/16		153,494
	ROYAL BK CANADA 2.3% 7/20/16		184,562
	ROYAL BANK OF CAN 1.2% 1/23/17		602,754
	ROYAL BK OF CDA 2.15% 03/15/19		454,932
	SLMA 2012-7 A2 1ML+28 9/19		399,462
	SLMA 2013-1 A1 1ML+15 1/17		24,823
	SIMON PROPERTY 2.2% 02/01/19		1,954,814

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	SUMITOMO BKG 2.45% 1/10/19	Actively Managed Global Wrap Underlying Investments	$569,052
	SUNTRUST 2.35% 11/01/18		808,048
	SUNTRUST BANK INC 2.5 5/1/19		444,724
	SYNCHRONY FIN 1.875% 8/15/17		99,921
	SYNCHRONY FIN 3% 8/15/19		148,278
	TIAA AST MG 2.95% 11/1/19 144A		117,811
	TJX COS INC 2.75% 6/15/21		424,147
	TORONTO DOM BK 2.5% 7/14/16		869,411
	TORONTO DOMINI 2.375% 10/19/16		411,277
	TORONTO DOM 1.4% 4/30/18		886,535
	TORONTO DOMINION 2.25% 11/5/19		618,375
	TOTAL CAP CDA L 1.45% 01/15/18		484,818
	TOTAL CAPITAL SA 1.5% 2/17/17		448,440
	TOTAL CAP INTL 2.125% 01/10/19		1,155,214
	TOTAL CAP INTL 2.75% 06/19/21		442,049
	TYCO ELECTR 6.55% 10/1/17		764,053
	UBS AG STAM 2.375% 8/14/19		625,567
	UBSBB 2012-C2 A1 1.006% 5/63		228,369
	UBSCM 2012-C1 A1 1.032% 5/45		92,576
	UBSCM 2012-C1 A2 2.180% 5/45		366,417
	UBSBB 2012-C4 A1 .6728 12/45		195,924
	USAA CAP CO 2.25% 12/13/16 144		421,778
	US BANK NA CIN 2.125% 10/19		892,425
	UBSBB 2013-C6 A1 .805% 4/46		208,935
	UST NOTES 0.625% 12/15/16		38,685,600
	USTN 0.875% 10/15/17		10,593,940
	USTN 1% 12/15/17		14,893,159

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	USTN .875% 4/30/17	Actively Managed Global Wrap Underlying Investments	$9,062,732
	USTN .750% 6/30/17		23,411,006
	USTN .75% 10/31/17		14,793,615
	UST NOTE .875% 1/31/18		57,424,407
	UST NOTES 1.625% 06/30/2019		21,153,697
	UNITEDHELTH GR 2.875% 12/15/21		445,815
	VERIZON COM 2.625 2/21/20 144A		2,248,598
	VODAFONE 1.625% 3/20/17		590,446
	VOLKSWAGEN GR 2.125% 5/19 144A		1,674,952
	VALET 2013-2 A4 1.16% 03/20/20		620,602
	VWALT 2014-A A3 .80% 4/20/17		645,094
	VALET 2014-1 A3 .91% 10/22/18		585,480
	WFRBS 13-C14 A1 .836% 6/15/46		149,694
	WFRBS 2013-C14 A2 2.133% 6/46		171,617
	WFRBS 2011-C5 A1 1.456 11/44		48,129
	WFRBS 2012-C8 A1 .864% 8/45		166,272
	WFRBS 2012-C8 A2 1.881% 8/45		414,219
	WFRBS 2013-C11 A1 .799% 03/45		108,373
	WFRBS 2013-C13 A1 0.778% 5/45		148,028
	WBCMT 2006-C23 A1A CSTR 1/45		733,202
	WBCMT 2006-C23 A5 CSTR 1/45		780,384
	WBCMT 2006-C24 A1A CSTR 3/45		646,278
	WBCMT 2006-C25 A5 CSTR 5/43		210,410
	WBCMT 2006-C25 A1A CSTR 5/43		662,683
	WBCMT 2006-C27 A3 CSTR 7/45		531,146
	WBCMT 2006-C26 A1A CSTR 6/45		704,783
	WBCMT 2006-C29 A1A 5.297 11/48		1,171,310

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower		Current
	Lessor or Similar Party	Description of Investment	Value
	WBCMT 2007-C31A A2 5.421% 4/47	Actively Managed Global Wrap Underlying Investments	$43,036
	WAL-MART STORES 1.125% 4/18		898,866
	WAL MART STORES 3.3% 04/22/24		459,167
	WELLPOINT INC 2.25% 8/15/19		409,452
	WELLS FARGO 3% 01/22/21		851,433
	WFCM 2013-LC12 A1 1.676% 7/46		622,825
	WESTPAC BANKING CRP 2% 8/14/17		817,737
	WESTPAC BANK CORP 1.2% 5/19/17		687,947
	WESTPAC BANKING 1.5% 12/01/17		660,110
	WOART 2013-A A3 .64% 4/16/18		379,868
	WOLS 2013-A A3 1.10% 12/16		803,330
	WOART 2014-B A3 1.14% 1/20		740,265
	WOLS 2014-A A3 1.16% 09/17		621,638

	Total Fair Value of Underlying Investments		$425,791,048

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 26, 2015	By:	/s/ Rodney P. Nichols
Rodney P. Nichols
Plan Administrator